


	INDIVIDUAL	**TEAMS & GROUPS**	**VOICE LMS FOR EMPLOYERS**	**CONTENT PUBLISHERS**
FREE	• Upload & retrieve personal content • Browse & retrieve universal content • Precision retrieval • Mobile Companion App • Personal playlists	• Create 1 free group • Max of 10 people per team/group • Share content • Team "Bulletins"	• Publish "universal" content that everyone can access 	• Publish "universal" content that everyone can access • Upload premium content for current and prospective subscribers to access via voice & mobile
PAID	• Access to premium content from content publishers *Coming soon.*	• Unlimited teams/groups with larger group limits • Member management • Slack, Twilio, Facebook & other API Integrations for sharing and notifications *Coming soon.*	• Upload and manage enterprise content access • API integrations (CRM, Calendar, etc.) • Create pathways for learning (onboarding, promotion, leadership, etc) *Contact Soar for enterprise options.*	• Offer paid subscriptions to content with account linking • Offer paid content subscriptions to new Soar UPLIFT users • Bundle Soar UPLIFT with existing subscriptions *Contact Soar for content partnerships.*

BREAKTHROUGH NEW TECHNOLOGY

SOAR UPLIFT VOICE & MOBILE

Thousands of hours of on-the-go training, re-enforcement, & performance enablement

• Hands-free voice access to thousands of valuable pieces of training content – updated continually
• Works on Alexa (100M+ devices) Windows 10 computers with Cortana (900M), and soon, any smartphone (5B)
• iPhone and Android mobile apps allow searching, browsing & playing all content
• Add enterprise proprietary content—product info, sales materials, voice of customer. Add new content in real-time.
• Personalized playlists for each user (perfect for commute) -- analytics for individuals and groups
• Optional custom integration with CRM & Calendars

PIONEERING HUMAN ENABLEMENT THROUGH

A.I. – VOICE COMPUTING

AI-enabled human development through voice & mobile apps

CLINT CARLOS, CO-FOUNDER
competition | focus | strategic | achiever | activator

phone: +1-855-875-SOAR
mobile: +1-602-329-6480



SOAR
UPLIFT HUMANITY